UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-42013

Junee Limited

(Translation of registrant’s name into English)

3791 Jalan Bukit Merah

#09-03 E-Centre @ Redhill

Singapore 159471

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Press Release

On May 14, 2025, the board of directors (the “Board”) of Junee Limited, a British Virgin Islands company, (the “Company”) approved a change of the name of the Company to “Super X AI Technology Limited.” The name change was approved by the Registrar of Corporate Affairs in the British Virgin Islands on May 20, 2025, and the Company expects the name change to become effective on June 2, 2025.

In connection with the rebranding, the Company also plans to shift its principal business focus, effective as of June 2, 2025, toward becoming a one-stop AI infrastructure solutions provider. It aims to develop and deliver end-to-end systems encompassing compute, model hosting, data pipelines, and orchestration tools to support enterprise AI deployment. This strategic direction reflects the Company’s long-term vision to enable scalable, integrated AI infrastructure for businesses and developers worldwide.

On May 28, 2025, the Company issued a press release, a copy of which is attached to this Form 6-K as Exhibit 99.1. This report on Form 6-K (including the exhibit hereto) shall not be deemed to be “filed” for purposes of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.

EXHIBITS INDEX

Exhibit No.	Description
3.1	Amended and Restated Memorandum and Articles of Association.
99.1	Press Release dated May 28, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 28, 2025	Junee Limited

	By:	/s/ Yu Chun Kit, Anderson
	Name:	Yu Chun Kit Anderson
	Title:	Executive Director

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